

||||||||||||||| 20004317

S          N

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden | |
| hours per response......12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-66489

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING  01/01/19                AND ENDING  12/31/19
                                  MM/DD/YY                            MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BISMARCK CAPITAL, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**745 FIFTH AVENUE**

(No. and Street)

**NEW YORK**          **NY**          **10151-0099**

(City)          (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANFORD WARSHAWSKY, CHAIRMAN          212-488-5333

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**JOEL E. SAMMET & CO, LLP**

(Name – if individual, state last, first, middle name)

**15 MAIDEN LANE, SUITE 500  NEW YORK**          **NY**          **10038**

(Address)          (City)          (State)          (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, STANFORD WARSHAWSKY _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BISMARCK CAPITAL, LLC _____ , as
of DECEMBER 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

MONICA LYNN HOWARD
Notary Public - State of New York
NO. 01H06348491
Qualified in Queens County
My Commission Expires Sep 26, 2020

_____
Signature

Chairman
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*BISMARCK CAPITAL, LLC*
*(SEC. ID NO. 8-66489)*
*FINANCIAL STATEMENTS*
*AS OF DECEMBER 31, 2019*

Filed pursuant to Rule 17a-5(d)
under the Securities Exchange Act
of 1934 as a Public Document.

*BISMARCK CAPITAL, LLC*
*INDEX TO FINANCIAL STATEMENTS*
*DECEMBER 31, 2019*



STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. TERZIAN, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

### Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
Bismarck Capital, LLC

#### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

#### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

#### Other Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Bismarck Capital, LLC's financial statements. The supplemental information is the responsibility of Bismarck Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Company's financial statements; however, we are aware that we have been Bismarck Capital, LLC's auditor since at least 2004.

New York, NY
February 18, 2020

*Joel E. Sammet & Co., LLP*

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038   T:212.269.8628   F:212.809.6185   jes@sammetco.com

*BISMARCK CAPITAL, LLC*
*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2019*

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 150,414 |
| Prepaid expenses | | 7,157 |
| Security deposits | | 10,000 |
| Computer equipment at cost, (net of accumulated depreciation of $1,353) | | 1,250 |
| **TOTAL ASSETS** | $ | **168,821** |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable | $ | 41,456 |
| **TOTAL LIABILITIES** | | 41,456 |
| Member's Equity | | |
| Member's capital contributions | | 2,075,000 |
| Retained members profits (losses) | | (1,947,635) |
| **TOTAL MEMBER'S EQUITY** | | 127,365 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | **168,821** |

The accompanying notes are an integral part of these financial statements.

*BISMARCK CAPITAL, LLC*
*STATEMENT OF OPERATIONS*
*FOR THE YEAR ENDED DECEMBER 31, 2019*

**REVENUES**

| | | |
|---|---|---:|
| Investment Banking Revenues | $ | 0 |
| Other Income | | 41,500 |
| | | |
| **TOTAL REVENUES** | | 41,500 |

**EXPENSES:**

| | | | |
|---|---|---:|---:|
| Occupancy | $ | 120,000 | |
| Outside Professional Services | | 37,795 | |
| Charity | | 23,280 | |
| Promotional and Travel | | 20,018 | |
| Insurance | | 10,461 | |
| Dues and regulatory fees | | 8,812 | |
| Communications | | 1,326 | |
| Other | | 2,664 | |
| | | | |
| **TOTAL EXPENSES** | | | 224,356 |
| | | | |
| **NET INCOME (LOSS) FROM OPERATIONS** | | $ | (182,856) |

BISMARCK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | Member's Capital | Retained Profits (Loss) | Total |
|---|---|---|---|
| Beginning balance, January 1, 2019 | $ 1,900,000 | $ (1,764,779) | $ 135,221 |
| Contributions | 175,000 | 0 | 175,000 |
| Distributions | 0 | 0 | 0 |
| Net income (loss) from operations | 0 | (182,856) | (182,856) |
| ENDING BALANCE, DECEMBER 31, 2019 | $ 2,075,000 | $ (1,947,635) | $ 127,365 |

The accompanying notes are an integral part of these financial statements.

Page 4

### Cash Flows From (Used by) Operating Activities:

| | | |
|---|---:|---:|
| Net income (loss) from operations | | $ (182,856) |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | $ 832 | |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | 1,581 | |
| Accounts payable | 20,316 | 22,729 |
| | | |
| Net cash from (used by) operating activities | | (160,127) |

### Cash Flows from (Used by) Financing Activities:

| | | |
|---|---:|---:|
| Additional member's capital contributions | 175,000 | |
| | | |
| Net cash from (used by) financing activities | | 175,000 |
| Net increase to cash | | 14,873 |
| Cash, beginning of year | | 135,541 |
| **CASH, END OF YEAR** | | $ 150,414 |

Supplemental Cash Flow Information

| | | |
|---|---:|---:|
| Cash paid for interest | $ | 0 |
| Cash paid for taxes | $ | 0 |

The accompanying notes are an integral part of these financial statements.

Page 5

NOTE 1    BUSINESS AND ORGANIZATION

Bismarck Capital LLC (the "Company") is a broker/dealer registered with the National Association of Security Dealers, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority ("FINRA"). It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges. The Company is primarily engaged in providing investment banking services which may include fees earned from providing merger and acquisition and financial restructuring advisory services.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Financial Information*
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company defines cash equivalents as highly liquid investments with original maturities of 90 days or less.

*Fixed Assets and Depreciation*
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using an accellerated method of depreciation. Repair and maintenance costs are expensed, while additions and betterments are capitalized.

*Recognition of Income*
The Company recognizes revenues in accordance with Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," issued by the Financial Accounting Standards Board (FASB). This pronouncement established a five-step model which entities must follow to recognize revenue. Fees from providing merger and acquisition and financial restructuring advisory services are primarily earned and recognized upon the closing of a merger or financial restructuring deal when the specific performance obligations have been satisfied.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Recognition of Income (continued)*

An officer of Bismarck Capital, LLC serves on the board of directors of an unrelated company and receives fees as a result of providing this service. These director's fees are reflected in other income. Expenses are reported as incurred.

NOTE 3    GOING CONCERN EVALUATION

In the year ended December 31, 2019, the Company had a loss of $182,856 and has experienced losses for several years leading up to this year. This raises substantial doubt that the Company would have enough capital to meet its financial obligations and regulatory requirements for more than one year from the issuance of these financial statements.

Management has performed an evaluation of the above going concern condition and concluded that substantial doubt would be alleviated because of the following:

a) The Company has a commitment from the Chairman that he will invest any necessary funds for twenty-four months from the balance sheet date to enable the Company to meet all financial and regulatory obligations should there be insufficient revenues to meet such obligations.

b) The Company is working on a significant transaction for a German client which could generate significant revenue in the future.

NOTE 4    CUSTOMER PROTECTION RULE AND EXEMPTIVE PROVISIONS

The Company is exempt from the Customer Protection Rule by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) provides an exemption from this rule for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5     REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers.  The Company has not elected to use the alternative net capital method.  At December 31, 2019 net capital was $108,958.  The minimum required net capital was $5,000 leaving an excess net capital of $103,958.

NOTE 6     CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 7     TAXATION

The Company is a single member LLC and does not file any income tax returns. Accordingly, all of the income of the Company is reported on the tax return of its member.

As of December 31, 2019, the Company's management has determined that there was no material tax liability resulting from unrecognized tax liabilities relating to uncertain tax positions taken or expected to be taken in future tax returns of its member relating to the Company, which has not been recorded in the financial statements.   The Company does not anticipate any impact on the financial statements in the event any taxing authority examines any of the member's tax returns that remain subject to examination.  As of December 31, 2019, the tax  years that remained subject to examination were 2016 - 2019.

NOTE 8     SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 18, 2020, the date of the issuance of this report.  There have been no subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.



STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. TERZIAN, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

## Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member Bismarck Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) Bismarck Capital, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Bismarck Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) Bismarck Capital, LLC stated that Bismarck Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bismarck Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bismarck Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Joel E. Sammet, Co; LLP*

New York, NY
February 18, 2020

# BISMARCK CAPITAL, LLC
## 745 FIFTH AVENUE, 31ST FLOOR
## NEW YORK, NEW YORK 10151

STANFORD S. WARSHAWSKY
CHAIRMAN

PHONE: (212) 488-5333
FAX: (212) 644-9483
swarshawsky@bismarckcapital.com

January 8, 2020

## EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2019:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i)     Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Bismarck Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2019 without exception.

_____
Stanford Warshawsky, Chairman

SW:pm

*BISMARCK CAPITAL, LLC*
*COMPUTATION OF NET CAPITAL*
*PURSUANT TO SEC RULE 15c3-1 OF THE*
*SECURITIES AND EXCHANGE COMMISSION*
*AS OF DECEMBER 31, 2019*

| | |
|---|---:|
| Total ownership equity from statement of financial condition | $ 127,365 |
| Less: Ownership equity not allowable for net capital | 0 |
| Total ownership equity qualified for net capital | 127,365 |
| Add: Subordinated liabilities | 0 |
| Total capital and allowable subordinated liabilities | 127,365 |
| Less: Deductions for non-allowable assets and other charges | |
| Prepaid expenses | 7,157 |
| Security deposit | 10,000 |
| Computer equipment | 1,250 |
| Total deductions for non-allowable assets and other charges | 18,407 |
| Net capital before haircuts on securities positions | 108,958 |
| Less: Haircuts on securities positions | 0 |
| **NET CAPITAL** | $ 108,958 |

There are no material differences between the preceding computation and the Company's corresponding Unaudited Part II of Form X-17A-5 as of December 31, 2019.

*BISMARCK CAPITAL, LLC*
*COMPUTATION OF BASIC NET CAPITAL REQUIREMENT*
*PURSUANT TO RULE 15c3-1 OF THE*
*SECURITIES AND EXCHANGE COMMISSION*
*AS OF DECEMBER 31, 2019*

| | | |
|---|---|---:|
| Minimum net capital required (6.67% of aggregate Indebtedness) | $ | 2,764 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement (greater of the above two lines) | $ | 5,000 |
| Excess net capital (net capital less net capital requirement) | $ | 103,958 |

*COMPUTATION OF AGGREGATE INDEBTEDNESS*
*AS OF DECEMBER 31, 2019*

| | | |
|---|---|---:|
| Total aggregate indebtedness liabilities from statement of financial condition | $ | 41,456 |
| Percentage of aggregate indebtedness to net capital | | 38.05% |

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.